UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 6)

MGM MIRAGE

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953101

(CUSIP Number)

George Dalton, Esq.

Dubai World

Emirates Towers, Level 47

Sheikh Zayed Road

Dubai, United Arab Emirates

Telephone: +971 4 3903800

Copy to:

Robert R. Carlson, Esq.

Paul, Hastings, Janofsky & Walker LLP

515 South Flower Street

Los Angeles, California 90071

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,548,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 14,548,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,548,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%[1]
14	TYPE OF REPORTING PERSON CO

[1]

This calculation is based upon the total number of 276,498,614 outstanding shares of common stock, par value $.01 per share, as of September 30, 2008, as reported in MGM MIRAGE’s Form 8-K filed October 29, 2008.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World Cayman Investments Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,548,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 14,548,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,548,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%[2]
14	TYPE OF REPORTING PERSON CO

[2]

This calculation is based upon the total number of 276,498,614 outstanding shares of common stock, par value $.01 per share, as of September 30, 2008, as reported in MGM MIRAGE’s Form 8-K filed October 29, 2008.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World (Cayman) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,048,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 26,048,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,048,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%[3]
14	TYPE OF REPORTING PERSON PN

[3]

This calculation is based upon the total number of 276,498,614 outstanding shares of common stock, par value $.01 per share, as of September 30, 2008, as reported in MGM MIRAGE’s Form 8-K filed October 29, 2008.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World (Cayman) Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,048,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 26,048,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,048,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%[4]
14	TYPE OF REPORTING PERSON CO

[4]

This calculation is based upon the total number of 276,498,614 outstanding shares of common stock, par value $.01 per share, as of September 30, 2008, as reported in MGM MIRAGE’s Form 8-K filed October 29, 2008.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,048,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 26,048,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,048,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%[5]
14	TYPE OF REPORTING PERSON CO

[5]

This calculation is based upon the total number of 276,498,614 outstanding shares of common stock, par value $.01 per share, as of September 30, 2008, as reported in MGM MIRAGE’s Form 8-K filed October 29, 2008.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dubai World
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,048,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 26,048,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,048,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%[6]
14	TYPE OF REPORTING PERSON OO

[6]

This calculation is based upon the total number of 276,498,614 outstanding shares of common stock, par value $.01 per share, as of September 30, 2008, as reported in MGM MIRAGE’s Form 8-K filed October 29, 2008.

This Schedule 13D/A constitutes Amendment No. 6 to that certain Schedule 13D filed on December 28, 2007, as previously amended by Amendment No. 1 filed on January 16, 2008, Amendment No. 2 filed on February 27, 2008, Amendment No. 3 filed on April 29, 2008, Amendment No. 4 filed on June 25, 2008, and Amendment No. 5 filed on August 15, 2008 by Infinity World Investments LLC, a Nevada limited liability company, Infinity World Cayman Investments Corporation, a Cayman Islands exempted company, Infinity World (Cayman) L.P., a Cayman Islands exempted limited partnership, Infinity World (Cayman) Holding, a Cayman Islands exempted company, Infinity World Holding Ltd., a Dubai, United Arab Emirates offshore corporation, and Dubai World, a Dubai, United Arab Emirates government decree entity (collectively, with all subsequent amendments, the “Schedule 13D”). Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as set forth below:

This Schedule 13D is being filed by:

(1) Infinity World Investments LLC (“Infinity World”) is a limited liability company organized under the laws of the State of Nevada and is principally engaged in the holding of equity securities of MGM MIRAGE, a Delaware corporation (“MGM MIRAGE”). Infinity World is an indirect wholly-owned subsidiary of Dubai World. The address for Infinity World’s principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(2) Infinity World Cayman Investments Corporation (“Cayman Investments”) is an exempted company organized under the laws of the Cayman Islands and is the sole equity holder of Infinity World. Cayman Investments is principally engaged through Infinity World in the holding of equity securities of MGM MIRAGE. Cayman Investments is an indirect wholly-owned subsidiary of Dubai World. The address for Cayman Investments’ principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(3) Infinity World (Cayman) L.P. (“Cayman LP”) is an exempted limited partnership organized under the laws of the Cayman Islands and is principally engaged in the holding of equity securities of MGM MIRAGE and in holding the equity securities of its two subsidiaries, Infinity World and Cayman Investments. Cayman LP is an indirect wholly-owned subsidiary of Dubai World. The address for Cayman LP’s principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(4) Infinity World (Cayman) Holding (“Cayman Holding”) is an exempted company organized under the laws of the Cayman Islands and is principally engaged (through its subsidiaries) in the holding of equity securities of MGM MIRAGE. Cayman Holding is an indirect wholly-owned subsidiary of Dubai World and the general partner of Cayman LP. The address for Cayman Holding’s principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(5) Infinity World Holding Ltd. (“Infinity Holding”) is a Dubai, United Arab Emirates offshore corporation and is principally engaged (through its subsidiaries) in the holding of equity securities of MGM MIRAGE. Infinity Holding is a wholly-owned subsidiary of Dubai World. The address for Infinity Holding’s principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(6) Dubai World (“Dubai World”) is a decree entity of Dubai, United Arab Emirates and is a holding company that manages and supervises the portfolio of businesses and projects for the Dubai Government. The address for Dubai World’s principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(7) The name and present principal occupation or employment of each of the directors and executive officers and control persons of Infinity World, Cayman Investments, Cayman LP, Cayman Holding, Infinity Holding and Dubai World7 (the “Control Individuals”) are set forth below. Except as otherwise indicated, the business address of the Control Individuals listed below is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

[7]	Dubai World also has an advisory board of directors. This advisory board, however, does not function as, or have any of the powers of, a corporate board of directors. The advisory board of Dubai World is not granted any power to oversee, manage or otherwise control Dubai World. Therefore, Dubai World believes that no disclosure is required with respect to this advisory board under General Instruction C of Form Schedule 13D.

Kar Tung Quek is Chief Financial Officer and Treasurer of Infinity World, Cayman Investments, Cayman Holding, and Infinity Holding. Mr. Quek is also a member of the Board of Managers for Infinity World and is a member of the Board of Directors of Cayman Investments, Cayman Holding and Infinity Holding. Mr. Quek is also currently the Chief Financial Officer of Nakheel PJSC, a subsidiary of Dubai World that specializes in the development of both commercial and residential real estate, and whose address is P.O. Box 17777, Dubai, United Arab Emirates (“Nakheel”). Mr. Quek is a resident of the United Arab Emirates and is a Singaporean citizen.

Chris O’Donnell is President and Chief Executive Officer of Infinity World, Cayman Investments, Cayman Holding and Infinity Holding. Mr. O’Donnell is also a member of the Board of Managers for Infinity World and is a member of the Board of Directors of Cayman Investments, Cayman Holding, and Infinity Holding. Mr. O’Donnell is also Chief Executive Officer for Nakheel, a subsidiary of Dubai World that specializes in the development of both commercial and residential real estate. Mr. O’Donnell is a resident of the United Arab Emirates and is an Australian citizen.

Abdul Wahid A. Rahim Al Ulama is Secretary for Infinity World, Cayman Investments, Cayman Holding and Infinity Holding. Mr. Ulama is also a member of the Board of Managers for Infinity World and is a member of the Board of Directors of Cayman Investments, Cayman Holding and Infinity Holding. Mr. Ulama is a resident of the United Arab Emirates and is a United Arab Emirates citizen.

Laiboon Yu is a member of the Board of Managers for Infinity World and is a member of the Board of Directors of Cayman Investments, Cayman Holding and Infinity Holding. Mr. Yu is the Group Chief Investment Officer of Dubai World. Mr. Yu is a resident of the United Arab Emirates and is a Singaporean citizen.

Sultan Ahmed Bin Sulayem is the Chairman of Dubai World. Mr. Sulayem is a resident of the United Arab Emirates and is a citizen of the United Arab Emirates.

During the past five years, none of Infinity World, Cayman Investments, Cayman LP, Cayman Holding, Infinity Holding, or Dubai World or any of Control Individuals have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following paragraph as the last paragraph:

On November 4, 2008, Infinity World and Cayman LP, jointly and severally, entered into a Third Amendment to Confirmation (collectively, the “Third Amendments”) with each of Credit Suisse International, Deutsche Bank AG, London Branch, and The Royal Bank of Scotland plc (collectively, the “Banks”) to amend the Amended and Restated Confirmations dated April 21, 2008 attached as Exhibits 36, 37 and 38 to Amendment No. 3 to the Schedule 13D filed on April 29, 2008, and the Second Amendment to Confirmations dated June 23, 2008 attached as Exhibits 42, 43 and 44 to Amendment No. 4 to the Schedule 13D filed on June 25, 2008 and incorporated herein by reference (collectively, the “Amended Confirmations”). The Third Amendments, among other things, amend the definition of “Credit Support Documents” in each of the Amended Confirmations to include the Guarantee described in Item 6 below. This summary of the Third Amendments is not intended to be complete and is qualified in its entirety by reference to the Third Amendments incorporated herein by reference as Exhibits 46, 47 and 48.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following as the last three paragraphs:

Infinity World and Cayman LP entered into the Third Amendments described in Item 3 above with each of the Banks to amend the Amended Confirmations, whereby, among other things, the parties thereto agreed to amend the definition of “Credit Support Documents” in each of the Amended Confirmations.

On November 4, 2008, Dubai World and each of the Banks, entered into that certain Guarantee (the “Guarantee”) whereby Dubai World, as Guarantor, agrees to guarantee the full and punctual payment of each monetary obligation of Infinity World and Cayman LP under the Amended Confirmations, as amended by the Third Amendments, and the 1992 ISDA Master Agreement (Multicurrency-Cross Border) published by the International Swaps and Derivatives Association, Inc. This summary of the Guarantee is not intended to be complete and is qualified in its entirety by reference to the Guarantee incorporated herein by reference as Exhibit 49.

On November 4, 2008, Infinity World, Cayman LP, each of the Banks and Deutsche Bank Trust Company Americas, as collateral agent, entered into that certain Amendment No. 1 (“Amendment No. 1”) to the Amended and Restated Pledge Agreement dated as of April 21, 2008. Amendment No. 1, among other things, amends the definition of “Transaction Documents” to include the Guarantee described above. This summary of Amendment No. 1 is not intended to be complete and is qualified in its entirety by reference to Amendment No. 1 incorporated herein by reference as Exhibit 50.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description of Exhibits

46	Third Amendment to Confirmation dated as of November 4, 2008 by and among Credit Suisse International, Infinity World (Cayman) L.P. and Infinity World Investments LLC.

47	Third Amendment to Confirmation dated as of November 4, 2008 by and among Deutsche Bank AG, London Branch, Infinity World (Cayman) L.P. and Infinity World Investments LLC.

48	Third Amendment to Confirmation dated as of November 4, 2008 by and among The Royal Bank of Scotland plc, Infinity World (Cayman) L.P. and Infinity World Investments LLC.

49	Guarantee dated as of November 4, 2008 by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, and The Royal Bank of Scotland plc.

50	Amendment No. 1 to Amended and Restated Pledge Agreement dated as of November 4, 2008 by and among Infinity World Investments LLC, Infinity World (Cayman) L.P., Credit Suisse International, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc and Deutsche Bank Trust Company Americas, as collateral agent.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2008

DUBAI WORLD, a Dubai, United Arab Emirates government decree entity	INFINITY WORLD (CAYMAN) L.P., a Cayman Islands exempted limited partnership

By: Infinity World (Cayman) Holding
Its: General Partner

/s/ George Dalton	/s/ Abdul Wahid A. Rahim Al Ulama
Name: George Dalton, Esq.	Name: Abdul Wahid A. Rahim Al Ulama
Title: Group Chief Legal Officer	Title: Secretary

INFINITY WORLD HOLDING LTD., a Dubai, United Arab Emirates offshore corporation	INFINITY WORLD (CAYMAN) HOLDING, a Cayman Islands exempted company

/s/ Abdul Wahid A. Rahim Al Ulama	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama	Name: Abdul Wahid A. Rahim Al Ulama
Title: Secretary	Title: Secretary

INFINITY WORLD CAYMAN INVESTMENTS CORPORATION, a Cayman Islands exempted company	INFINITY WORLD INVESTMENTS LLC, a Nevada limited liability company

/s/ Abdul Wahid A. Rahim Al Ulama	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama	Name: Abdul Wahid A. Rahim Al Ulama
Title: Secretary	Title: Secretary

INDEX TO EXHIBITS

No.	Description

1**†	Confirmation dated as of December 13, 2007 by and between Credit Suisse International and Infinity World Investments LLC, filed as Exhibit 1 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

2**†	Confirmation dated as of December 13, 2007 by and between Deutsche Bank AG, London Branch and Infinity World Investments LLC, filed as Exhibit 2 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

3**†	Confirmation dated as of December 13, 2007 by and between The Royal Bank of Scotland plc and Infinity World Investments LLC, filed as Exhibit 3 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

4†	Limited Liability Company Agreement dated as of August 21, 2007 by and between Mirage Resorts, Incorporated and Dubai World, filed as Exhibit (d)(3) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

5†	Amendment No. 1 to Limited Liability Company Agreement dated as of November 15, 2007 by and between Project CC, LLC and Infinity World Development Corp, filed as Exhibit (d)(3) to the Form 8-K filed by MGM MIRAGE with the Securities and Exchange Commission on November 21, 2007 and incorporated herein by reference.

6†	Assignment and Assumption Agreement dated as of November 15, 2007, by and between Dubai World, as assignor, and Infinity World Development Corp, as assignee, filed as Exhibit 6 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

7†	Company Stock Purchase and Support Agreement dated as of August, 21, 2007 by and between MGM MIRAGE and Infinity World Investments LLC, filed as Exhibit (d)(1) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

8†	Stock Purchase Agreement dated as of December 18, 2007, by and between The Lincy Foundation and Infinity World (Cayman) L.P., filed as Exhibit 8 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

9†	Stockholder Support Agreement dated as of August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC, filed as Exhibit (d)(2) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

10**†	Pledge Agreement dated as of December 13, 2007 by and among Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, filed as Exhibit 10 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

11**†	Liquidity Agreement dated as of December 13, 2007 by and among Dubai World, Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, filed as Exhibit 11 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

12**†	Letter Agreement dated as of December 13, 2007 by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, and The Royal Bank of Scotland plc, filed as Exhibit 12 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

13†	Joint Filing Agreement dated as of December 28, 2007 by and among Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd., filed as Exhibit 13 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

14†	Press Release, dated January 9, 2008, filed with the Schedule TO-C jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 16, 2008 and incorporated herein by reference.

15†	Press Release, dated January 16, 2008, filed with the Schedule TO-C jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 16, 2008 and incorporated herein by reference.

16†	Amendment No. 2 to Limited Liability Company Agreement dated as of December 31, 2007 by and between Project CC, LLC and Infinity World Development Corp, filed as Exhibit 10.1 to the Form 8-K filed by MGM MIRAGE with the Securities and Exchange Commission on December 31, 2007 and incorporated herein by reference.

17†	Amended and Restated Joint Filing Agreement dated as of February 26, 2008 by and among Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, Infinity World Holding Ltd, Infinity World Investments LLC and Infinity World Cayman Investments Corporation.

18†	Offer to Purchase, dated August 27, 2007, filed as Exhibit (a)(1)(A) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

19†	Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

20†	Notice of Guaranteed Delivery, filed as Exhibit (a)(1)(C) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

21†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(D) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

22†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(E) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

23†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed as Exhibit (a)(1)(F) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

24†	Summary Advertisement, filed as Exhibit (a)(1)(H) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

25†	Supplement to Offer to Purchase, filed as Exhibit (a)(1)(I) to Amendment No. 1 to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 27, 2007 and incorporated herein by reference.

26†	Summary Advertisement, filed as Exhibit (a)(1)(K) to Amendment No. 1 to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 27, 2007 and incorporated herein by reference.

27†	Supplement No. 2 to Offer to Purchase, filed as Exhibit (a)(1)(M) to Amendment No. 3 to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on October 1, 2007 and incorporated herein by reference.

28†	Offer to Purchase, dated January 17, 2008, filed as Exhibit (a)(1)(A) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

29†	Letter of Transmittal to Tender Shares of Common Stock, filed as Exhibit (a)(1)(B) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

30†	Notice of Guaranteed Delivery, filed as Exhibit (a)(1)(C) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

31†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(D) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

32†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(E) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

33†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed as Exhibit (a)(1)(F) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

34†	Summary Advertisement, filed as Exhibit (a)(1)(I) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

35†	Joint Tender Offer Agreement, dated January 17, 2008, between MGM MIRAGE and Infinity World (Cayman) L.P., filed as Exhibit (d)(7) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

36 **†	Amended and Restated Confirmation dated as of April 21, 2008 by and among Credit Suisse International, Infinity World (Cayman) L.P. and Infinity World Investments LLC, filed as Exhibit 36 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, Infinity World Holding Ltd., Infinity World Cayman Investments Corporation and Infinity World Investments LLC with the Securities and Exchange Commission on April 29, 2008 and incorporated herein by reference.

37 **†	Amended and Restated Confirmation dated as of April 21, 2008 by and among Deutsche Bank AG, London Branch, Infinity World (Cayman) L.P. and Infinity World Investments LLC, filed as Exhibit 37 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, Infinity World Holding Ltd., Infinity World Cayman Investments Corporation and Infinity World Investments LLC with the Securities and Exchange Commission on April 29, 2008 and incorporated herein by reference.

38 **†	Amended and Restated Confirmation dated as of April 21, 2008 by and among The Royal Bank of Scotland plc, Infinity World (Cayman) L.P. and Infinity World Investments LLC, filed as Exhibit 38 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, Infinity World Holding Ltd., Infinity World Cayman Investments Corporation and Infinity World Investments LLC with the Securities and Exchange Commission on April 29, 2008 and incorporated herein by reference.

39 **†	Amended and Restated Pledge Agreement dated as of April 21, 2008 by and among Infinity World Investments LLC, Infinity World (Cayman) L.P., Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, filed as Exhibit 39 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, Infinity World Holding Ltd., Infinity World Cayman Investments Corporation and Infinity World Investments LLC with the Securities and Exchange Commission on April 29, 2008 and incorporated herein by reference.

40 **†	Amended and Restated Liquidity Agreement dated as of April 21, 2008 by and among Dubai World, Infinity World Investments LLC, Infinity World (Cayman) L.P., Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, filed as Exhibit 40 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, Infinity World Holding Ltd., Infinity World Cayman Investments Corporation and Infinity World Investments LLC with the Securities and Exchange Commission on April 29, 2008 and incorporated herein by reference.

41 **†	Amendment to the Letter Agreement dated as of April 21, 2008 by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, and The Royal Bank of Scotland plc, filed as Exhibit 41 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, Infinity World Holding Ltd., Infinity World Cayman Investments Corporation and Infinity World Investments LLC with the Securities and Exchange Commission on April 29, 2008 and incorporated herein by reference.

42 **†	Second Amendment to Confirmation dated as of June 23, 2008 by and among Credit Suisse International, Infinity World (Cayman) L.P. and Infinity World Investments LLC.

43 **†	Second Amendment to Confirmation dated as of June 23, 2008 by and among Deutsche Bank AG, London Branch, Infinity World (Cayman) L.P. and Infinity World Investments LLC.

44 **†	Second Amendment to Confirmation dated as of June 23, 2008 by and among The Royal Bank of Scotland plc, Infinity World (Cayman) L.P. and Infinity World Investments LLC.

45 **†	Second Amended and Restated Liquidity Agreement dated as of August 7, 2008 by and among Dubai World, Infinity World Investments LLC, Infinity World (Cayman) L.P., Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent.

46*	Third Amendment to Confirmation dated as of November 4, 2008 by and among Credit Suisse International, Infinity World (Cayman) L.P. and Infinity World Investments LLC.

47*	Third Amendment to Confirmation dated as of November 4, 2008 by and among Deutsche Bank AG, London Branch, Infinity World (Cayman) L.P. and Infinity World Investments LLC.

48*	Third Amendment to Confirmation dated as of November 4, 2008 by and among The Royal Bank of Scotland plc, Infinity World (Cayman) L.P. and Infinity World Investments LLC.

49*	Guarantee dated as of November 4, 2008 by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, and The Royal Bank of Scotland plc.

50*	Amendment No. 1 to Amended and Restated Pledge Agreement dated as of November 4, 2008 by and among Infinity World Investments LLC, Infinity World (Cayman) L.P., Credit Suisse International, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc and Deutsche Bank Trust Company Americas, as collateral agent.

*	Filed herewith.

**	Portions have been omitted pursuant to a request for confidential treatment.

†	Previously filed.